UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2026

Talia A. Butwin
Chief Executive Officer
Chase Issuance Trust
Chase Card Funding LLC
201 North Walnut Street
Wilmington, Delaware 19801

**Re: Chase Issuance Trust
Chase Card Funding LLC
Registration Statement on Form SF-3
Filed June 26, 2026
File Nos. 333-297079 and 333-297079-01**

Dear Talia A. Butwin:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-3
General

1. Please confirm that the depositor and any issuing entities previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

Form of Prospectus
Summary
Use of Proceeds, page 4

2. We note your inclusion of a summary for your use of proceeds. Please revise your registration statement to also include a Use of Proceeds section in the main body of your form of prospectus. Refer to Item 4 of Form SF-3 and Item 504 of Regulation S-K.

JPMorgan Chase Bank's Credit Card Portfolio, page 58

3. We note your disclosure here and elsewhere throughout the prospectus that the accounts that comprise the Master Trust Portfolio may contain delinquent receivables. Please confirm that, if delinquent assets are included in the pool at the time of the prospectus, the delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under this form of prospectus. Refer to General Instruction I.B.1(e) of Form SF-3.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Robert Augustin at 202-551-8483 or Arthur Sandel at 202-551-3262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Structured Finance